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Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Somaxon Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-128871
Dear Mr. Riedler:
          We are in receipt of the Staff’s letter dated November 18, 2005 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Somaxon Pharmaceuticals, Inc. (“Somaxon”) as set forth below. Simultaneously with the filing of this letter, Somaxon is submitting (by EDGAR) Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
          Somaxon’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Somaxon’s response for each item below.
Prospectus Summary, p. 1
     1. We note our prior Comment 12 and your response. Eliminate the word commercialization from the first sentence. Your focus today appears to be on development and in-licensing. You have not and may never commercialize any product candidates.
     Somaxon’s Response: Somaxon has revised the first sentence in accordance with the Staff’s comment and made conforming changes throughout the Amendment. Please refer to pages 1, 2, 32, 36, 39, 40 and F-8 of the Amendment.

Jeffrey Riedler
November 23, 2005

Risk Factors
“The patent rights that we have in-licensed,” p. 17
2.	We note your response to prior Comment 39, which explains that you have any exclusive license until the last patent to expire in 2020. However, it appears that competitors may begin to utilize the intellectual property associated with the patents that expire earlier before 2020. You should either disclose this fact explicitly in the risk factor or provide us with an analysis explaining why this is not the case.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 19 of the Amendment.
Adult Phase II Clinical Trial, p. 44
3.	We note our prior Comment 49 and your response. It appears that you can provide more quantified information concerning improvement relative to placebo along the lines of the information we requested in our comment. If comparison relative to placebo as opposed to baseline is more appropriate, provide that information.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Specifically, the revised disclosure sets forth the mean values relative to placebo, with associated p-values. Please note that Somaxon has not described the high and low values experienced by the patient population; because of the cross-over nature of the study design and the variability of individual patients and individual nights, the high and low values can be misleading as a measure of variability. Somaxon believes that the presentation of the mean values, with associated p-values for the comparison relative to placebo, provides all relevant information necessary for an investor’s understanding of the clinical trial results, in particular because the p-value can only reach statistical significance when the variation around the mean is not excessive. Please refer to pages 44 and 45 of the Amendment.
Government Regulation, p. 55
4.	We note our prior Comment 53 and reissue it. Expand your disclosure to explain how the referenced regulations apply to you and each of your product candidates.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 56, 57 and 58 of the Amendment.

Jeffrey Riedler
November 23, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, p. 34
5.	We have read your response to comment 42. Please disclose here and in the footnotes to the financial statements the aggregate milestone payments to be paid for all your research and development arrangements. We also note on page F-14 under Note 3, License Agreements, you disclose that you are obligated to pay $10,960,000 in milestone and license payments. The $10,960,000 appears to be the same amount included in the contractual obligation table, but you disclose the fact that milestone payments are not included in the table. Please revise your disclosure to correct this inconsistency.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 37 and F-14 of the Amendment.
Financial Statements
Notes to Financial Statements
Stock Options, p. F-19
     6. We have read your response to comment 68. It is unclear from your response what specific factors existed at the time of the option issuances that caused the increase in fair value. It is also unclear how you quantified the qualitative factors mentioned in your response to determine the fair value of the options. Please tell us and revise your disclosure accordingly. Specify the assumed IPO prices and when those values were first determined or estimated. Explain the change in fair value of the common stock from the issuance of the Series C Preferred to the date of filing the S-1. Explain the factors which caused the company to decide to file the S-1 at the time it was filed.
     Somaxon’s Response: Somaxon completed an historical analysis of the fair value of its stock prices for financial reporting purposes and determined the corresponding compensation expense from the issuance of stock options to its employees and directors at a price under the fair value of the underlying stock. The analysis performed here has the benefit of hindsight. At the time of grant, the common stock price was established by Somaxon’s Board of Directors in good faith, taking into consideration: (a) pricing of recent preferred stock issuances to outside investors, (b) Somaxon’s stage of development, (c) operating developments, (d) underlying market conditions and (e) characteristics of the preferred stock relative to the common stock which creates a premium for preferred stock pricing (in particular, the substantial liquidation preferences and the redemption rights of the preferred stock).
     Somaxon performed the following analysis of its common stock price from January 1, 2004 to date. Based on the results of this analysis, Somaxon established its retrospective fair stock value and determined the related compensation from stock options issued to employees and directors deemed to have an intrinsic value under APB25. The following analysis should be read in conjunction with the related graphical depiction attached as Exhibit A to this letter.

Jeffrey Riedler
November 23, 2005

Price Difference Between Somaxon’s Preferred and Common Stock
     Somaxon’s preferred stock offerings all involved a significant amount of new investor money (over half of each round came from new investors), providing an arms-length value of the company during each financing round. Somaxon’s common stock value is based on the pricing of the preferred stock, combined with consideration of operational events, market events, and characteristics of the common and preferred stock. The characteristics of Somaxon’s preferred stock which attribute to the higher value of the preferred stock relative to the common stock include:
•	Liquidation Preference. In the event that Somaxon is liquidated, dissolved, or has a change of control, either voluntarily or involuntarily, the preferred stock has preference in liquidation over the common stock equal to the amount paid for the preferred share, plus any remaining assets (if any) are split evenly amongst the preferred and common stockholders on an “as if converted” basis. This preference is null in the event that Somaxon were merged or acquired at a per share price of at least $3.00 per share for the Series A and Series B preferred stock, and $4.05 for the Series C preferred stock. However, in the early stages of Somaxon’s life, coupled with difficult market conditions, it was unlikely that Somaxon’s value would allow the price to exceed this hurdle amount.

•	Dividends. When and if declared by the Board of Directors, holders of the preferred stock are entitled to receive non-cumulative dividends at a rate of 8% per annum. Dividends on the preferred stock are in preference to any dividends on the common stock.

•	Redemption Feature. The Series C preferred stock has a redemption feature whereby after June 2, 2010, at the election of the majority of the Series C preferred stockholders, Somaxon is obligated to redeem the Series C preferred stock at the amount paid for the shares plus any unpaid dividends which may be due.
Timeline of Events and Related Pricing
     The following table provides a listing of the equity transactions for Somaxon from January 2004 to date, including the estimated fair values for financial reporting purposes:

		Number of	Common	Common	Preferred	Preferred
Month	Event	Shares	Issue Price	Fair Value	Issue Price	Fair Value
Jan 2004	Issue Series A preferred	18,462			$1.00	$1.00
Apr 2004	Grant common stock to	504,348	$0.20	$0.20
	licensor
Apr 2004	Grant stock options	180,000	$0.20	$0.20
Apr 2004	Issue Series B preferred	17,000,000			$1.00	$1.00
June 2004	Issue Series B preferred	6,000,000			$1.00	$1.00
June 2004	Grant stock options	1,505,000	$0.20	$0.25
Sept 2004	Grant stock options	292,000	$0.20	$0.35
Nov 2004	Grant stock options	10,000	$0.20	$0.45
Jan 2005	Grant stock options	30,000	$0.20	$0.62
Mar 2005	Grant stock options	848,500	$0.40	$0.78

Jeffrey Riedler
November 23, 2005

Apr 2005	Grant stock options	325,000	$0.40	$0.87
June 2005	Issue Series C preferred	40,741,048			$1.35	$1.35
July 2005	Grant stock options	4,030,500	$0.50	$1.55
Sept 2005	Grant stock options	26,500	$1.40	$2.09
Sept 2005	Issue Series C preferred from exercise of Warrant	7,407,407			$1.35	$2.20
     In addition, the table below provides a chronological depiction of the various stock prices as determined in the following analysis throughout Somaxon’s life from inception through the initial public offering contemplated to occur in December 2005. A graphical depiction is attached to this letter as Exhibit A. Somaxon’s historical analysis of the fair value of its stock prices utilizes a predominantly linear growth assumption, taking into account significant step-ups in value upon important developments, eventually increasing to the mid-point of the initial public offering range. The following table provides a summary of the retrospective fair value of preferred stock and common stock prices as determined in this analysis.

Month	Event	Preferred	Common
Aug 2003	Company founded; issue Series A preferred	$1.00	$0.0001
Sept 2003		$1.00	$0.03
Oct 2003		$1.00	$0.05
Nov 2003	Issue Series A preferred	$1.00	$0.08
Dec 2003	Issue Series A preferred	$1.00	$0.10
Jan 2004	Issue Series A preferred	$1.00	$0.13
Feb 2004		$1.00	$0.15
Mar 2004		$1.00	$0.18
Apr 2004	Issue Series B preferred; grant common stock to licensor	$1.00	$0.20
May 2004		$1.00	$0.22
June 2004	Issue Series B preferred	$1.00	$0.25
July 2004	Start first SILENOR™ Phase II clinical trial; license acamprosate	$1.02	$0.28
Aug 2004		$1.04	$0.31
Sept 2004	Start second SILENOR™ Phase II clinical trial	$1.06	$0.35
Oct 2004		$1.08	$0.40
Nov 2004	License nalmefene	$1.10	$0.45
Dec 2004	Receive positive data on first SILENOR™ Phase II clinical trial	$1.25	$0.55
Jan 2005		$1.27	$0.62
Feb 2005		$1.28	$0.70
Mar 2005	Receive positive data on second SILENOR™ Phase II clinical trial	$1.30	$0.78
Apr 2005		$1.32	$0.87
May 2005	Start first SILENOR™ Phase III clinical trial	$1.33	$0.98
June 2005	Issue Series C preferred	$1.35	$1.10
July 2005		$1.73	$1.55
Aug 2005	Conduct organizational meeting for IPO	$2.12	$2.01
Sept 2005	Series C Warrant exercised	$2.17	$2.09
Oct 2005		$2.23	$2.18
Nov 2005		$2.29	$2.27
Dec 2005	Earliest time and pricing of IPO (pre-reverse stock split)	$2.35	$2.35
     The following discussion provides a detailed analysis of the events that occurred over Somaxon’s life and provides the basis to support the pricing assumptions made by Somaxon as depicted in the preceding table. The points discussed here correspond with the ranges on the accompanying graphical depiction found in Exhibit A to this letter.

Jeffrey Riedler
November 23, 2005

Point (A) — Period from January 2004 through June 2004

Month	Event	Preferred	Common
Jan 2004	Issue Series A preferred	$1.00	$0.13
Feb 2004		$1.00	$0.15
Mar 2004		$1.00	$0.18
Apr 2004	Issue Series B preferred; grant common stock	$1.00	$0.20
	to licensor; stock option plan established and options granted
May 2004		$1.00	$0.22
June 2004	Issue Series B preferred; stock options granted	$1.00	$0.25
     Events:
•	In January 2004, Somaxon completed its Series A preferred stock financing at $1.00 per share.

•	Somaxon issued Series B preferred stock at $1.00 per share, raising $23,000,000 from April through June 2004.

•	Somaxon issued 504,348 shares of common stock to an outside entity under the terms of the license agreement for SILENOR™ in April 2004.

•	Somaxon’s Equity Incentive Award Plan was adopted in April 2004 and options were issued.
Market Perspective: The NASDAQ Biotech Index was approximately 782 in April 2004, decreasing to 759 at the end of June 2004 — a 2.9% decrease.
     Stock Price Discussion and Equity Activities during this period:
•	Preferred Stock: The Series B preferred stock was issued at $1.00 per share which is flat compared to the Series A preferred stock round that closed four months prior. Somaxon believes that the $1.00 per share flat pricing approximates the fair value of the preferred stock due to the following factors:
•	This was an arms-length transaction with 53% ($12.2 million) new money from outside investors. Somaxon believes that having the majority of the funds raised coming from outside investors provides a good indication of the market value of Somaxon. Inside investors would not be expected to dilute their financial interests by including an outside investor at a price that is less than fair value.

•	Clinical trials had not yet commenced which may have contributed to the flat pricing.
•	Common Stock: In April 2004, Somaxon granted 504,348 shares of common stock to a licensor that is an outside, third party entity. Somaxon believes that the $0.20 issuance price established by its Board of Directors at the time of grant is a reasonable estimate of the fair value of the common stock at this time due to the following factors:
•	These shares were granted to an outside, third party in an arm’s length transaction. The contract only specified the number of shares, not pricing.

•	This price is 1/5 the value of the preferred shares which is considered reasonable at this stage of Somaxon’s development, particularly in view of the

Jeffrey Riedler
November 23, 2005

preferential features of the preferred stock at this early point in Somaxon’s development. The preferential features of the preferred stock are discussed above under the subheading “Price Difference Between Somaxon’s Preferred and Common Stock.”
•	Stock Options:
•	In April 2004, Somaxon granted its first stock options at $0.20 per share to employees and consultants. Based on the discussion above, these grants are considered to have no intrinsic value at the date of grant. Under APB 25, no compensation expense occurs for these employee options.

•	In June 2004, additional stock options were granted which also had an exercise price of $0.20. At this point in time, Somaxon believes that the fair value of its common stock was $0.25 per share which was determined by increasing the stock price on a straight-line basis, extending the slope established between inception in August 2003 and the $0.20 price in April 2004 (see the graphical depiction in Exhibit A to this letter). No individual value creating event would cause a significant change in the valuation trend that would cause a deviation from this linear assumption. As a result, these options were issued under fair value. Deferred compensation for these options is calculated in the table at the end of this response to the Staff’s comment.
Point (B) — Period from July 2004 through November 2004

Month	Event	Preferred	Common
July 2004	Start first SILENOR™ Phase II clinical trial; license acamprosate	$1.02	$0.28
Aug 2004		$1.04	$0.31
Sept 2004	Start second SILENOR™ Phase II clinical trial; stock options granted	$1.06	$0.35
Oct 2004		$1.08	$0.40
Nov 2004	License nalmefene; grant stock options to consultant	$1.10	$0.45
     Events:
•	Operational events include:
•	July 2004 — Start of Somaxon’s first Phase II trial for SILENOR™. Also, Somaxon licensed acamprosate for the treatment of movement disorders. This diversified Somaxon’s drug portfolio, but since this product is still only in the drug development stage even today, and is associated with higher risk than the SILENOR™ product, it was not a significant value driving event.

•	September 2004 — Start of Somaxon’s second Phase II trial for SILENOR™.

•	November 2004 — Somaxon licensed the rights to nalmefene for impulse control disorders. Nalmefene is a relatively early stage drug for Somaxon with the first Phase II / III clinical trial for nalmefene not commencing until July 2005.
•	Stock options were granted to employees in September 2004.
Market Perspective: The NASDAQ Biotech Index was approximately 687 in July 2004, increasing to 719 at the end of November 2004 — a 4.7% increase.

Jeffrey Riedler
November 23, 2005

     Stock Price Discussion:
•	Common Stock: Somaxon believes that it is appropriate to carry forward the same linear increase in the common stock price established above. Following this trend, the price increased from $0.25 per share in June 2004 to $0.45 in November 2004. Note that the rate of increase being applied to the common stock price is closing the gap between the preferred and common prices over time. This supports the eventual convergence in pricing between the preferred and common prices at the anticipated time of the IPO when the preferred will automatically convert to common shares. See the graphical depiction provided in Exhibit A.

•	Stock Options: Somaxon granted stock options to its employees in September 2004 at an exercise price of $0.20. The fair value of the common stock at the time of grant is considered to be $0.35 for financial reporting purposes, resulting in an intrinsic value for the options. Deferred compensation for these options is summarized in the table at the end of this memorandum. Somaxon also granted stock options to a consultant in November 2004 at an exercise price of $0.20 per share. The fair value for financial reporting purposes of the underlying common stock is considered to be $0.45 at this time. Stock options granted to consultants are periodically remeasured to fair value with the corresponding expense recognized.
Point (C) — December 2004

Month	Event	Preferred	Common
Dec 2004	Receive positive data on first SILENOR™ Phase II clinical trial	$1.25	$0.55
     Events:
•	In December 2004, Somaxon received the positive results from its first Phase II clinical trial of its lead product candidate, SILENOR™, relating to the efficacy of the drug in treating insomnia in adults.
Market Perspective: The NASDAQ Biotech Index was approximately 719 in November 2004, increasing to 768 at the end of December 2004 — a 6.8% increase.
     Stock Price Discussion:
•	Common Stock: The receipt of the SILENOR™ Phase II trial results was a significant value creating event and therefore, the stock price is increased accordingly. Note that this was a Phase II clinical trial, so while this was a significant value creating event, it was not a pivotal study in the filing with the FDA. Somaxon increased the value of its common stock by 25% in the month of December, which corresponds to an increase in common stock price from $0.45 in November 2004 to $0.55 in December 2004. See the related step in value provided in the graphical depiction provided in Exhibit A to this letter.

Jeffrey Riedler
November 23, 2005

Point (D) — Period from January 2005 through June 2005

Month	Event	Preferred	Common
Jan 2005	Issue stock options to a consultant	$1.27	$0.62
Feb 2005		$1.28	$0.70
Mar 2005	Receive positive data on second SILENOR™ Phase II clinical trial; stock options granted	$1.30	$0.78
Apr 2005	Stock options granted	$1.32	$0.87
May 2005	Start first SILENOR™ Phase III clinical trial	$1.33	$0.98
June 2005	Issue Series C preferred	$1.35	$1.10
     Events:
•	Operational Events include:
•	In March 2005, Somaxon received the results from its second Phase II clinical trial for SILENOR™. The results were positive for the efficacy of the drug, which confirmed the findings in the first phase II trial.

•	In May 2005, Somaxon commenced its first Phase III clinical trial for SILENOR™.
•	In June 2005, Somaxon completed its Series C preferred stock financing in which $65 million was raised (including a $10 million warrant issued in conjunction with the financing and exercised in September 2005.)

•	Stock options were granted.
Market Perspective: The NASDAQ Biotech Index was approximately 768 in December 2004, decreasing to 690 at the end of June 2005 — a 10.2% decrease.
Stock Price Discussion:
•	Preferred Stock: The Series C preferred stock was issued at $1.35 per share, which is a 35% increase from the Series B preferred stock issuance in June 2004. New money within this round was $32 million, or 58% of the funds raised. Somaxon believes that having the majority of the funds raised coming from outside investors provides an excellent indication of the market value of Somaxon in this arms-length transaction. The inside investors would not allow their financial interests to be diluted through the inclusion of outside investors at a price less than fair value. Furthermore, Somaxon received several term sheets from potential lead investors as competitive negotiations took place during the financing round, providing strong evidence that the fair value of the preferred stock was $1.35 per share in June 2005.

•	Common Stock: Somaxon increased the value of its common stock from $0.55 in December 2005 to $1.10 per share in June 2005 upon completion of the Series C financing. Somaxon applied a linear trend connecting the December and June preferred values, plus an additional increase to continue the convergence between the common and preferred stock through the expected time of the IPO. See the graphical depiction provided in Exhibit A for a visual representation.
•	Note that the slope is increasing compared to that in the earlier stages of Somaxon’s life as a result of the heightened activity.

Jeffrey Riedler
November 23, 2005

•	Stock Options: Somaxon granted stock options to a consultant in January 2005 with an exercise price of $0.20 and a fair value for financial reporting purposes of the underlying stock as determined in this analysis of $0.62. Somaxon also granted stock options to a consultant in March 2005 at an exercise price of $0.40 while the fair value of the underlying stock is determined to be $0.78. Stock options granted to consultants are periodically remeasured to fair value with the corresponding expense recognized.

Somaxon made various stock option grants to its employees and directors during this period with exercise prices below the fair value of the common stock as determined above. The deferred compensation for these options is summarized in the table at the end of this memorandum. Specific stock activity for employees and directors includes:
•	March 2005 — Options were granted to employees with an exercise price of $0.40. The fair value of the common stock at this time is determined to be $0.78.

•	April 2005 — Options were granted to employees with an exercise price of $0.40. The fair value of the common stock at this time is determined to be $0.87.
Point (E) — July to December 2005

Month	Event	Preferred	Common
July 2005	Stock options issued.	$1.73	$1.55
Aug 2005	Conduct "Bake-off"	$2.12	$2.01
Sept 2005	Stock options issued	$2.17	$2.09
Oct 2005	Filing of initial registration statement	$2.23	$2.18
Nov 2005		$2.29	$2.27
Dec 2005	Earliest time and pricing of IPO (pre-reverse stock split)	$2.35	$2.35
     Events:
•	Stock options were issued in July 2005 and September 2005.

•	Somaxon’s Board of Directors authorized management to pursue filing with an initial public offering in August 2005.
Market Perspective: The NASDAQ Biotech Index was approximately 690 in June 2005, increasing to 794 toward the end of September 2005 — a 15.1% increase. In addition, Sepracor’s Lunesta™ for the treatment of insomnia had been recently launched and was exceeding expectations. At the same time, the insomnia market growth rate was accelerating and analysts were raising their projections for the value of the insomnia market. As a result, investor enthusiasm for insomnia products was increasing during this period of time.
Stock Price Discussion:
•	In August 2005, Somaxon’s Board of Directors authorized management to commence the initial public offering process and Somaxon selected underwriters and held an organizational meeting on August 30, 2005. In September 2005, Morgan Stanley, the

Jeffrey Riedler
November 23, 2005

sole-book runner for Somaxon’s proposed initial public offering, provided a pre-money valuation of $185 million to $212 million with 84,952,803 shares outstanding on a pre-reverse stock split basis, assuming a December 2005 pricing. The midpoint of this valuation of $200 million equates to a preliminary offering price of approximately $2.35 per share. Accordingly, for financial accounting purposes, Somaxon revised its estimate of the fair value of its preferred stock to within 90% of the anticipated offering price, or $2.12 per preferred share. Somaxon attributes the 10% discount to (1) the substantial risk of pricing below the proposed offering price, experiencing a delay in the ability to price the IPO or potentially not completing the IPO at all, all of which have become commonplace in recent specialty pharmaceutical and biotechnology offerings, and (2) the time value of money. As the Staff is aware, there have been only a limited number of specialty pharmaceutical IPO filings, and, of those few companies that have completed their offerings, the majority ultimately priced at a price per common share below or at the low end of the initial filing range. Somaxon believes that these circumstances reinforce the highly volatile nature of the market for new pharmaceutical issues and underscore the conservative assumptions its Board of Directors has made on these valuation matters. Somaxon has assumed a subsequent linear increase in the value of its preferred stock, culminating at the anticipated offering price of $2.35 per share in December 2005 (the earliest possible pricing date).

Somaxon has priced its common stock at a small 5% discount of the preferred stock price to take into consideration the preferential features that still exist for the preferred stock (including redemption rights.) The resulting common stock price per share in August is $2.01 per share (95% of the $2.12 preferred).

•	Stock Options: In July 2005, Somaxon issued stock options to its employees and directors with an exercise price of $0.50 per share. Striking a midpoint between the common price in June 2005 of $1.10 per share and the August price of $2.01 established above, July’s common stock price estimated for financial reporting purposes is $1.55 per share. As such, the stock options have an intrinsic value resulting in deferred compensation as calculated in the following table.

In September 2005, Somaxon issued stock options to its employees with an exercise price of $1.40 per share with the underlying stock valued at $2.09 for financial reporting purposes as determined in the pricing discussion above. As such, the stock options have an intrinsic value resulting in deferred compensation as calculated in the following table.
     The following table summarizes the deferred compensation from stock options granted to employees and directors with exercise prices below the estimated fair value of the underlying common stock as determined in the preceding analysis. Compensation expense is recognized over the service period of the option (generally two years for directors and four years for employees).

Jeffrey Riedler
November 23, 2005

APB 25 Deferred Compensation from Employee and Director Stock Options (9-30-05)

		Exercise	Fair Value	Intrinsic	Deferred
	Shares	Price	of Stock	Value	Comp
April 2004	120,000	$0.20	$0.200	$—	$—
June 2004	1,485,000	$0.20	$0.245	$0.045	$66,825
September 2004	292,000	$0.20	$0.351	$0.151	$44,092
March 2005	883,500	$0.40	$0.780	$0.380	$335,730
April 2005	325,000	$0.40	$0.874	$0.474	$154,050
July 2005	4,030,500	$0.50	$1.553	$1.053	$4,244,117
September 2005	26,500	$1.40	$2.090	$0.690	$18,285

Total	7,162,500				$4,863,099
Less: Separated(1)	(160,417)				(24,223)

Net	7,002,083				$4,838,876

(1)	An employee was granted options in September 2004 and separated from Somaxon in May 2005. At separation, expired unvested options reduced deferred compensation. Previously recognized expense was not reversed.
Compensation expense is recognized over the vesting period and calculated as follows:

		Weighted
	Deferred	Average	Compensation	Compensation
	Comp	Vesting	12-31-04	YTD 9-05
April 2004	$—	48 months	$—	$—
June 2004	66,825	48 months	9,745	12,530
September 2004	44,092	48 months	3,680	14,324
March 2005	335,730	36 months	—	178,874
April 2005	154,050	48 months	—	19,256
July 2005	4,244,117	44 months	—	458,965
September 2005	18,285	48 months	—	381

Total	$4,863,099	44 months	$13,425	$684,330
Less: Separated	(24,223)		—	—

Net	$4,838,876		$13,425	$684,330

     In accordance with the Staff’s request, Somaxon has also revised the Amendment to provide additional disclosure related to its equity issuances from January 2004 to date. Please refer to the revisions on page F-20 of the Amendment.
* * *

Jeffrey Riedler
November 23, 2005

     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP

Enclosures

cc:	Michael Reedich, Esq., U.S. Securities and Exchange Commission
Zafar Hasan, Esq., U.S. Securities and Exchange Commission
Kenneth M. Cohen, Somaxon Pharmaceuticals, Inc.
Scott N. Wolfe, Esq., Latham & Watkins LLP
Danielle M. Donaldson, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell

Jeffrey Riedler
November 23, 2005

EXHIBIT A
EQUITY ISSUANCE GRAPH